Exhibit 99.1

To announce related materials on acquisition of NexPower Technology Corporation common shares

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of NexPower Technology Corporation

2.Date of occurrence of the event: 2008/07/18

3.Volume, unit price, and total monetary amount of the transaction: trading volume: 38,001,342 shares; average unit price: $30 NTD; total amount: $1,140,040,260 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Investee company which UMC holds 27.64%

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Full payment; None.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; the reference basis for the decision on price: Price for new share issuance; The decision-making department: The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 82,912,904 shares; amount: $1,889,267,429 NTD; percentage of holdings: 27.64%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 21.81%; ratio of shareholder’s equity: 25.51%; the operational capital as shown in the most recent financial statement: $33,135,297 thousand NTD

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of: $22.19 NTD

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.2

The Company announced the record date for stock and cash dividends

1.Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2008/07/22

2.Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-rights and dividend

3.Type and monetary amount of dividend distribution:

(1) Stock dividend NTD$2,146,981,340 (employees’ stock bonus NTD$1,146,165,670 included), and capital reserve to be reinvested as capital NTD$4,628,772,490, every 1,000 shares are entitled to receive 45 shares.

(2) Cash dividend NTD$9,382,646,949, every share is entitled to receive NT0.75

4.Ex-rights (ex-dividend) trading date: 2008/08/08

5.Last date before book closure: 2008/08/11

6.Book closure starting date: 2008/08/12

7.Book closure ending date: 2008/08/16

8.Ex-rights (ex-dividend) record date: 2008/08/16

9.Any other matters that need to be specified: None.

Exhibit 99.3

Typhoon Kalmaegi has no significant effects on the Company’s financial and business operation

1.Date of occurrence of the event: 2008/07/22

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

Typhoon Kalmaegi has no significant effects on the Company’s financial and business operation.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.4

To clarify reports on Economic Daily News on July 24, 2008

1.Name of the reporting media: Economic Daily News, D3

2.Date of the report: 2008/07/24

3.Content of the report: UMC and TSMC will get new customers

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information:

The Company’s policy is to respect customers’ business confidentiality and can not comment on specific customer’s status. The Company can not comment on media’s speculative reports as well.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.5

UMC announced its unconsolidated operating results for the second quarter of 2008

1.Date of the investor/press conference: 2008/07/30

2.Location of the investor/press conference: 3rd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei

3.Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the second quarter of 2008. Year-over-year revenue increased by 0.6% to NT$25.24 billion from NT$25.10 billion, and a 5.1% QoQ increase from NT$24.00 billion in 2Q07. The gross margin rate was 23%, net income was NT$2.40 billion and EPS was NT$0.19 for the second quarter of 2008.

Wafer shipments in the second quarter were 875 thousand 8-inch equivalent wafers. The utilization rate for the quarter was 85%. The percentage of revenue from 90nm and below business was 36% in 2Q08.

“As the newly appointed CEO of UMC, I am happy to report that in Q2 2008 UMC saw improvements in revenue, gross margin, and operating margin compared to Q1,” said UMC CEO, Dr. Shih-Wei Sun.

“These results were in line with our previously released guidance. Customer demand for advanced 90nm and 65nm technologies remained steady, with combined revenue from these process nodes totaling 36%. Looking forward to Q3, we see that the environment is more challenging than we previously expected. In general, customers have adopted a cautious attitude due to the rising uncertainty in the global economy. We will continue to monitor the situation closely and adjust our operations accordingly.”

“Going forward as CEO, my top priority is to ensure that UMC’s foundry solutions deliver the greatest benefits to our global customer base. This will enable us to increase our market share among our key foundry customers and maximize profitability. UMC will also continue to focus on operational efficiency and cost control activities through an emphasis on teamwork and execution. At the same time, we will continue to invest in the development of advanced technologies that are critical to our future growth and profitability. UMC is well positioned to weather the headwinds that face the overall economy due to our strengths in R&D and manufacturing, as well as our sound financial structure and our excellent team that has a wealth of experience dealing with the cyclical nature of the semiconductor industry.”

4.Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on disposal of MediaTek Incorporation securities

1.Name of the securities: Common shares of MediaTek Incorporation

2.Trading date: 2008/07/18~2008/08/06

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,170,000 shares; average unit price: $324.19 NTD; total amount: $379,298,000 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $367,886,571 NTD

5.Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 2,641,763 shares; amount: 25,766,059 NTD; percentage of holdings: 0.25%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 21.54%; ratio of shareholder’s equity: 25.20%; the operational capital as shown in the most recent financial statement: $33,135,297 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.7

United Microelectronics Corporation
August 8, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2008.

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
					-
July	Invoice amount	7,702,321	8,827,869	(1,125,548)	(12.75)
2008	Invoice amount	46,707,607	50,621,996	(3,914,389)	(7.73)
July	Net sales	8,536,578	10,052,824	(1,516,246)	(15.08)
2008	Net sales	57,771,963	58,174,789	(402,826)	(0.69)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	26,428,990
UMC’s subsidiaries	0	0	100,732

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	52,857,980
UMC’s subsidiaries	0	0	3,102,666
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	12,930,080	7,500,000
Net Profit from Fair Value	(89,839)	(76,765)
Written-off Trading Contracts	52,600,878	7,500,000
Realized profit (loss)	621,895	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.8

United Microelectronics Corporation
For the month of July, 2008

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of July, 2008.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	June 30, 2008	July 31, 2008	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	June 30, 2008	July 31, 2008	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	July	2008
Fixed assets	49,294	346,654
Semiconductor Manufacturing Equipment	582,479	4,645,146

4)	The disposition of assets (NT$ Thousand)

Description of assets	July	2008
Fixed assets	0	0
Semiconductor Manufacturing Equipment	19,337	39,309